Exhibit 99.1

Press Contacts:
Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Daphna Golden
NICE Systems Ltd.
+1 877 245 7449
ir@nice.com

NICE Actimize Named No. 1 Anti-Money Laundering and Anti-Fraud Solutions
Provider in Operational Risk & Regulation Magazine Rankings

Leading positions secured for all three core business areas – ‘Anti-Fraud’,
‘Anti-Money Laundering' and ‘Compliance Monitoring & Control’ based on the magazine’s survey of the financial industry

NEW YORK – June 02, 2011 – NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced that it has been ranked as the number one solutions provider in both the Anti-Money Laundering (AML) and Anti-Fraud software categories in Operational Risk & Regulation magazine's Compliance Software Rankings 2011. NICE Actimize also achieved the second place position for the Compliance Monitoring & Control software category.

“There is a major industry trend towards consolidation of vendors and cross-channel products to detect both AML and fraud as faster and broader payments systems widen to more channels such as mobile, web and phone,” notes Victoria Tozer-Pennington, editor, Operational Risk & Regulation. “One Actimize client, for example, is consolidating some 200 different AML systems globally into one NICE Actimize product. NICE Actimize’s enterprise-wide fraud and AML solutions are obviously hitting the spot, as the firm ranked first in both categories and moved up two places from third to first in the anti-fraud category compared to last year’s rankings.”

NICE Actimize provides an integrated suite of solutions, leveraging a single platform to manage financial crime and regulatory compliance across all types of financial services businesses which have proven effective across global and regional banking, securities, insurance firms and financial regulators. The company offers standalone solutions that can be easily integrated into a larger enterprise financial crime and compliance framework. All solutions share a common technology platform, which offers cost and performance benefits when compared to integrating disparate systems.

"We are extremely pleased to have been recognized once again by the readers of Operational Risk & Regulation as providing valued highly respected financial crime and compliance solutions," said Amir Orad, president and CEO of NICE Actimize. “We continue to invest in developing innovative solutions and staying ahead of the various regulatory and criminal challenges facing the industry. With three leading positions, representing each of our core business areas, these rankings are proof of the continued market acceptance of NICE Actimize’s solutions and are testimony that they  effectively fight financial crime.”

Operational Risk & Regulation magazine's ranking methodology
The rankings were compiled from a survey conducted over four weeks in April. The survey was sent to readers of Operational Risk & Regulation from around the world and was also promoted through www.risk.net. Respondents were asked to rank their top five companies across eight categories. The results were compiled by Incisive Research, a subsidiary of  Incisive Media.

NICE Actimize, a NICE Systems company, is the world's largest and broadest financial crime, risk and compliance solutions provider. The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon a single flexible software platform. Implemented by the majority of the world's largest financial institutions, including all of the top 10 banks, the company's solutions enable clients to mitigate financial crime risk, improve compliance, and reduce operational costs.www.actimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Orad, are based on the current expectations of the management of NICE-Systems Ltd.(the Company)only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.